UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot
7638517, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On July 8, 2025, and following its report from April 21, 2025, Evogene Ltd., or Evogene, announced that its subsidiary, Lavie Bio Ltd., or Lavie Bio, completed the previously announced transaction with Dead Sea Works Ltd. (an affiliate of ICL Group Ltd.), or ICL, pursuant to which ICL acquired most of the activity of Lavie Bio.

A copy of the press release whereby Evogene and Lavie Bio made the foregoing announcement is furnished as Exhibit 99.1 hereto.

The content of this Form 6-K (excluding Exhibit 99.1) is incorporated by reference into the registration statements on Form F-3 (File Nos. 333-277565 and 333-253300 ), and on Form S-8 (File Nos. 333-193788, 333-201443, 333-203856, 333-286197 and 333-259215) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2025	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad Yaron Eldad Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release: Evogene Announces Completion of Transaction for the Sale of Lavie Bio’s Activity to ICL